SHIN
CORPORATION

06015036

RECEIVED
2006 JUL 10 P 4:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 4, 2006

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 096/2006 and SH 100/2006**

  Subject: 1. Notification of the Resolutions of the Board of Directors' Meeting No. 7/2006.
  2. Report on the results of the exercise of warrants (ESOP Grant I, II, III, IV) in June 2006

  Date: July 4, 2006

  Enclosure: Audit Committee Report on Members and Scope of Duties (F24-3)

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

PROCESSED
JUL 13 2006
THOMSON FINANCIAL

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 7/11

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
June 30, 2006

SH 096/2006

June 30, 2006

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 7/2006

To: The President
The Stock Exchange of Thailand

Enclosure: Audit Committee Report on Members and Scope of Duties (F24-3)

The Board of Directors of Shin Corporation Public Company Limited (the Company) has resolved in the meeting No. 7/2006 held on June 30, 2006 at 12.30 p.m. at the Board Room, on the 30th floor of Shinawatra 1 Tower, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 6/2006 held on June 20, 2006.

2. Approved the appointment of Mr. Somchai Supphatada to be the Director, Independent director and the member of the Audit committee proposed by the Nomination Committee, to replace Dr. Olarn Chaipravat who resigned on April 4, 2006. (The details are shown in the enclosure.)

3. Approved the appointment of Dr. Virach Aphimeteetamrong to be the Chairman of the Audit Committee.

Summary Translation Letter
To the Stock Exchange of Thailand
June 30, 2006

F24-3

(Translation)

Audit Committee Report on Members and Scope of Duties

The Board of Directors' Meeting No.7/2006 of Shin Corporation Public Company Limited on June 30, 2006 passed resolutions concerning the appointment of Mr. Somchai Supphatada to be the Company's Audit Committee, effective on June 30, 2006.

1. Name of member of the Audit Committee are as follows:

Chairman of the Audit Committee: Dr. Virach Aphimeteetamrong
Remaining terms of holding office: 2 years and 10 months

Member of the Audit Committee: Mr. Vithit Leenutapong
Remaining terms of holding office: 1 years and 9 months

Member of the Audit Committee: Mr. Somchai Supphatada
Remaining terms of holding office: 1 years and 9 months

Audit Committee Secretary: Mr. Wichai Kittiwittayakul

2. The Audit Committee of the Company has power, duties responsibilities as follows:

2.1 Review the accuracy of the Company's financial reports in accordance with generally accepted accounting principles, and ensure there is adequate disclosure.
2.2 Review the internal control and internal audit systems to ensure these are appropriate and effective.
2.3 Ensure that the Company performs in accordance with the laws governing securities and exchange, the regulations of the Stock Exchange of Thailand and the laws applicable to the Company's business.
2.4 Consider, select and nominate the Company's external auditors, and propose the external audit fee.
2.5 Review connected transactions of the Company and its subsidiaries to ensure all are in line with the notices and guidelines of the Stock Exchange of Thailand.
2.6 Determine appropriate disclosure of information in cases where there are connected transactions or transactions which may lead to a conflict of interest, in order to ensure complete compliance with all rules and regulations.
2.7 Review the risk management system to ensure it is appropriate and effective.
2.8 Consider and approve the appointment, rotation, termination, performance appraisal and remuneration for the Head of the Internal Audit Department.
2.9 Review and comment on the internal audit plan and the performance of the Internal Audit Department, and cooperate with external auditors.
2.10 Prepare an annual disclosure report on the corporate governance of the Audit Committee to be included in the annual report, affixing the signature of the Chairman of the Audit Committee.
2.11 Report the performance of the Audit Committee to the Board at least four (4) times a year.
2.12 Summon members of the management team, executives or employees to make comments, attend meetings, or provide any documents deemed relevant and necessary.
2.13 Hire advisors or external personnel in line with the Company's regulations to make comments or give advice as necessary.
2.14 Annually undertake a self-assessment programme to evaluate the scope of work and performance of the Audit Committee.
2.15 Perform other tasks requested by the Board, which the Audit Committee agrees.

Summary Translation Letter
To the Stock Exchange of Thailand
July 4, 2006

SH 100/2006

July 4, 2006

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III, IV) in June 2006

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of warrants are as follows;

Details of ESOP	**Grant I**	**Grant II**	**Grant III**	**Grant IV**
The number of warrants (units)	29,000,000	18,083,700	13,660,200	16,000,000
Issuing Date	March 27, 2002	May 30, 2003	May 31, 2004	May 31, 2005
Exercise Price (Baht/Share)	17.029	13.077	34.832	40.481
Exercise Ratio (warrant : common share)	1:1.04530			1:1.03160
Maturity of Warrants	5 years from the issuing date			

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant I, II, III, IV) in June 2006, as follows;

Outstanding of ESOP	**Grant I**	**Grant II**	**Grant III**	**Grant IV**
No. of exercised warrants in this month (units)	-	233,700	-	-
No. of remaining unexercised warrants (units)	549,700	5,051,200	9,138,700	16,000,000
No. of shares derived from this exercise (shares)	-	244,284		-
No. of remaining shares reserved for warrants (shares)	410,049	5,453,796	9,813,177	16,745,000